Exhibit 99.2

Invitation

Annual General Meeting of Shareholders

Affimed N.V

Heidelberg, July 10, 2020

Dear Shareholder,

On behalf of Affimed N.V. (the “Company”) I invite you to attend the Annual General Meeting of Shareholders (the “AGM”) on Tuesday, August 4, 2020. The meeting will be held at Sheraton Amsterdam Airport Hotel and Conference Center, municipality of Haarlemmermeer (Schiphol Airport), the Netherlands. The meeting will start at 11:00 hrs. CET.

The business to be conducted at this AGM is set out in the AGM agenda (the “Agenda”) together with the explanatory notes to the Agenda. You can find the Agenda and other related documents and further information regarding registration and voting by proxy on our website at https://www.affimed.com/investors/. They are also available for inspection and can be obtained free of charge at the offices of the Company.

COVID-19 pandemic

In view of the COVID-19 pandemic, the Company decided to delay the AGM to August 4, 2020, as permitted under the emergency bill “Temporary Measures in the Field of the Ministry of Justice and Security in connection with the Outbreak of COVID 19”.

Taking into account the current status of the pandemic and release of various restrictive measures in the past month in the Netherlands, the Company decided to hold a physical AGM in the Netherlands with the following organisational measures:

•	No social gatherings surrounding the AGM will take place.

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To be able to safeguard 1.5 meters distance between all attendees, the Company encourages shareholders not to attend the AGM but to exercise their voting rights by written proxy in accordance with the procedure as described below.

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Shareholders or other persons with meeting rights (including proxy holders) that, despite current circumstances and associated health risks, wish to attend the meeting in person must come alone and, in addition to the below registration process, provide valid contact details (email address and telephone number) to the Company per email via s.spieler@affimed.com. Such contact details will be used to inform the registered attendees of any last-minute changes or requirements.

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All attendees will be requested to wash and disinfect their hands before entry of the meeting room. Persons showing symptoms of COVID-19 are strongly advised to stay home and will not be admitted in the meeting.

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On behalf of the Company only a limited number of board members will physically attend. The new candidates nominated for appointment to the management and supervisory board may not be able to attend due to international restrictions and/or negative travel advices. The board members that are present during the AGM will not be available for social interaction other than during the AGM itself.

The Company keeps continuous track of the developments with respect to the COVID-19 pandemic, including information and guidance published by healthcare authorities. If, in the opinion of the Company or by governmental directive, a health or safety issue would arise in relation to the meeting, last-minute changes to logistics or venue, including additional requirements or limitations in relation to the attendance in person, may be taken.

Record Date

The record date, which is the date for the determination of the shareholders entitled to vote at the AGM, is July 7, 2020 (the “Record Date”), which is the 28th day prior to the date of the AGM. Each ordinary share entitles its holder to one vote at the AGM.

Meeting attendance

Shareholders may attend the meeting if they (i) are a shareholder of the Company on the Record Date, (ii) are registered in the shareholders register of the Company on the Record Date, and (iii) have given notice in writing to the Company of their intention to attend the meeting prior to July 31, 2020, 18:00 hrs. CET. The notice must contain the name and the number of shares the person will represent in the meeting. All attendees must be prepared to show a valid proof of identity for admittance.

Shareholders of Record

A shareholder whose ownership is registered directly in the Company’s shareholder register on the Record Date (such a shareholder, a “Shareholder of Record”) and who wishes to be represented by a proxy must submit a signed proxy to the Company prior to July 31, 2020, 18:00 hrs. CET, to the following contact person via fax or email. A Shareholder of Record will receive a confirmation of receipt of proxy from the Company.

Affimed N.V., Im Neuenheimer Feld 582, 69120 Heidelberg, Germany

Attn: Susanne Spieler

faxnumber: +49 6221 6743 649

email: s.spieler@affimed.com

Beneficial Owners

A shareholder holding its shares in an account at a bank, a financial institution, an account holder or other financial intermediary (such a shareholder, a “Beneficial Owner”) on the Record Date, must also have its financial intermediary or its agent with whom the shares are on deposit issue a proxy to it which confirms it is authorized to take part in and vote at the AGM. A Beneficial Owner must (i) notify the Company of its intention to attend by submitting its name and number of shares beneficially owned in a notice in writing to the Company prior to July 31, 2020, 18:00 hrs. CET, and (ii) bring the proxy received from its financial intermediary to the meeting.

How to vote

A Shareholder of Record as of the record date may have its ordinary shares voted by submitting a proxy or may vote in person at the AGM.

A Beneficial Owner can vote his, her or its shares by following the procedures specified on his, her or its broker’s voting instruction form. Shortly before the AGM, the brokers will tabulate the votes they have received and submit one or more proxy cards to the Company reflecting the aggregate votes of the Beneficial Owners.

For further information, please contact Susanne Spieler, at Affimed N.V., Im Neuenheimer Feld 582, 69120 Heidelberg, Germany, faxnumber: +49 6221 6743 649, or via email s.spieler@affimed.com.

In view of the COVID-19 outbreak and the safety measures that may be imposed, the Company may take further precautionary measures to limit risks for our employees, shareholders and other stakeholders. The Company will inform shareholders of any such changes. We advise you to regularly check the Company’s website for any updated information on the AGM.

Yours sincerely,

On behalf of the Management Board,

A. Hoess

Chief Executive Officer